15047804

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 66977

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

INDEPENDENT BROKERS LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

55 Broad Street

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KRISTEN MARGARET GEARY 212-809-6200

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN,CPAsLLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 2 2015
REGISTRATIONS BRANCH
03

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

KH 3/14

OATH OR AFFIRMATION

I, ***Thomas Di Gaetano***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***INDEPENDENT BROKERS LLC. as of December 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

PRESIDENT
____
Title

X ____________________
Notary Public

STATE OF NEW YORK
COUNTY OF NEW YORK

NARESH C DIPNARINE
Notary Public - State of New York
NO. 01DI6304284
Qualified in New York County
My Commission Expires May 27, 2018

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
() (c) Statement of Operations.
() (d) Statement of Cash Flows.
() (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
() (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
() (g) Computation of Net Capital.
() (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
() (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
() (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
() (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
() (m) A copy of the SIPC Supplemental Report.
() (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT BROKERS LLC
55 Broad Street
New York, NY 10004

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194 SECTION

February 26, 2015

SEC Washington
Office of Filing & Information
100 F Street NE mailstop 8031
Washington DC 20549

Gentlemen:

We are pleased to enclose a 'certified' copy of the Financial Statements for **INDEPENDENT BROKERS LLC.,** as of and for the year ended ***DECEMBER 31, 2014.***

Please note that the report is marked "Confidential", so that the information contained therein is kept confidential. We have included a separate copy of the 'Statement of Financial Condition' for all other general purposes.

Also included is a copy of the audited report on SIPC 'if applicable', to be used as you deem necessary.

Will you be kind enough to acknowledge receipt of the above to us, we would greatly appreciate it.

Very truly yours,

INDEPENDENT BROKERS LLC

Enclosures.

Received by (stamp)_______________________

Date and time received_____________________

Printed name and signed by_________________

INDEPENDENT BROKERS, LLC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current assets:	
Cash	$ 903,371
Commissions receivable	1,134,017
Deposit with clearing broker	100,000
Loans receivable - employees	22,798
Prepaid expenses	21,527
Total current assets	2,181,713
Property and equipment	218,366
Less: accumulated depreciation	(141,409)
	76,957
Security deposits	10,341
Total assets	$2,269,011

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 22,865
Commissions payable	1,623,108
Total current liabilities	1,645,973
Member's equity	623,038
Total liabilities and member's equity	$2,269,011

See accompanying notes to financial statements.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Statement of Significant Accounting Policies:

Organization:

Independent Brokers, LLC (A Limited Liability Company) was organized on September 20, 2004 under the laws of the State of New York and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in November 2005.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

The Company maintains accounts with Signature bank. The balances at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2014 was $4,372.

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2014

1. Statement of Significant Accounting Policies (continued):

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax, which has been accrued for in the financial statements.

Leases:

The company entered into a lease agreement with 55 Broad Street L.P. for the rental of property located at 55 Broad Street, New York, NY. This initial agreement commenced on October 7, 2004 and ended on December 31, 2010. The company signed a five year and three month renewal of this lease which commenced on January 1, 2011 and ends on March 31, 2016. The renewal lease is made at the following annual rental rates: $63,856 with respect to the period from the commencement date to and including August 13, 2013; and $68,768 with respect to the remainder of the lease. Future minimum lease payments are as follows:

Year Ended December 31,	
2015	$68,768
2016	19,208
	$87,976

2. Net Capital Requirements:

Independent Brokers, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, Independent Brokers, LLC (A Limited Liability Company) had net capital of $308,326 after adjustments for non-allowable assets, which was $224,339 in excess of its required net capital of $83,987. Independent Brokers, LLC (A Limited Liability Company)'s net capital ratio was 4.08 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4. Clearing Deposit:

The company is required to maintain a security deposit of $ 100,000 with First SouthWest Company. At December 31, 2014, the balance in this account was $ 100,000.

5. Profit Sharing Plan:

The company has a profit sharing plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2014, the company made no contributions to the plan.

6. Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Independent Brokers LLC
55 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Independent Brokers LLC. (the Company) as of **December 31, 2014**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Independent Brokers LLC. as of **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 17, 2015